

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2014

<u>Via E-mail</u>
Dr. Steven C. Vick
Chief Executive Officer
USA Synthetic Fuel Corporation
1717 Pennsylvania Avenue, NW, Suite 1025
Washington, DC 20006

> **Re: USA Synthetic Fuel Corporation**
> **Registration Statement on Form S-3**
> **Filed February 25, 2014**
> **File No. 333-194116**

Dear Mr. Vick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with a detailed legal analysis as to why you believe you are eligible to register the proposed offerings on Form S-3. In this regard, if you believe you can rely on General Instruction I.B.1 to Form S-3, please show us how you determined that the aggregate market value of the voting and non-voting common equity held by your non-affiliates was $75 million or more. Similarly, if you believe you can rely on General Instruction I.B.6 to Form S-3, please clarify for us why you believe you have at least one class of common equity securities listed and registered on a national securities exchange. If you determine that you are not eligible to register the proposed offerings on Form S-3 but wish to continue with them, please amend the registration statement to switch to Form S-1 and modify the terms of the offerings and your disclosure accordingly. Please note that we may have additional comments after reviewing your response and any amendment to your registration statement.

Item 16. Exhibits, page II-2

2. We note your statement that "[t]hese representations and warranties were made <u>solely for the benefit</u> of the other parties to the applicable agreement." Please revise to remove any inappropriate limitation on investors' ability to rely on disclosure contained in the agreements filed with this registration statement.

Exhibit 5.1 - Taft Stettinius & Hollister LLP

3. To the extent that you are eligible to conduct delayed offerings pursuant to Rule 415, please confirm that you will file an appropriately unqualified opinion each time a takedown occurs. Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K. Please see Section II.B.2.a of Staff Legal Opinion No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director